Filed by Advanced Emissions Solutions, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934, as amended

Subject Company:
Advanced Emissions Solutions, Inc.
(Commission File No. 001-37822)

The following press release was issued by Advanced Emissions Solutions, Inc. on November 7, 2022:
Advanced Emissions Solutions Announces Filing of Registration Statement on Form S-4 in Connection with Its Proposed Business Combination with Arq Limited
GREENWOOD VILLAGE, Colo., November 7, 2022 (GlobeNewswire) - Advanced Emissions Solutions, Inc. (NASDAQ: ADES) (the “Company” or “ADES”), a leader in emissions control solutions for coal-fired power generation industrial and municipal water purification markets, today announced that a registration statement on Form S-4 (the “Registration Statement”) has been filed with the U.S. Securities and Exchange Commission (“SEC”) by Elbert Holdings, Inc. (“New ADES”), a wholly owned subsidiary of ADES, which contains a preliminary proxy statement/prospectus in connection with ADES’ previously announced proposed business combination with Arq Limited (“Arq” and the business combination and related transactions, the “Transactions”). The Registration Statement, which can be found here, provides important information about ADES, New ADES, Arq and the proposed Transactions, but the Registration Statement has not yet become effective and the information contained therein is subject to change.
On August 19, 2022, ADES entered into a Transaction Agreement with Arq with respect to the proposed Transactions. The closing of the Transactions is subject to the Registration Statement being declared effective by the SEC, approval of the Transactions by ADES’ shareholders, court approval of the Scheme arrangement of Arq shareholders and other customary closing conditions. Following the closing of the Transactions, New ADES is expected to be renamed to Advanced Emissions Solutions, Inc. and its common stock will trade on the Nasdaq under the symbol “ADES”.

About Arq Limited
Arq is a privately owned, environmental technology company founded in 2015 that has developed a novel process for producing specialty carbon products from coal mining waste. Arq has the technology and large-scale manufacturing facilities to produce a micro-fine hydrocarbon powder, Arq powder™, that can be used as a feedstock to produce activated carbon. Arq powder™ can also be used as a blending additive for both the Carbon Black and Asphalt markets. When blended with residual fuel oil for marine transportation or utility fuels for energy generation, Arq powder™ provides both a lower cost and an improved environmental footprint. Arq’s products are patent protected with a family of over 70 patents and applications.

About Advanced Emissions Solutions, Inc.
Advanced Emissions Solutions, Inc. serves as the holding entity for a family of companies that provide emissions solutions to customers in the power generation and other industries.

ADA brings together ADA Carbon Solutions, LLC, a leading provider of powder activated carbon ("PAC") and ADA-ES, Inc., the providers of ADA® M-Prove™ Technology.  We provide products and services to control mercury and other contaminants at coal-fired power generators and other industrial companies. Our broad suite of complementary products control contaminants and help our customers meet their compliance objectives consistently and reliably.

CarbPure Technologies LLC, (“CarbPure”), formed in 2015 provides high-quality PAC and granular activated carbon ideally suited for treatment of potable water and wastewater. Our affiliate company, ADA Carbon Solutions, LLC manufactures the products for CarbPure.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, which provides a “safe harbor” for such statements in certain circumstances. When used in this press release, the words “can,” “will,” “intends,” “expects,” “believes,” similar expressions and any other statements that are not historical facts are intended to identify those assertions as forward-looking statements. All statements that address activities, events or developments that ADES intends, expects or believes may occur in the future are forward-looking statements. These forward-looking statements may relate to such matters as business strategy, goals and expectations concerning the Transactions (including the anticipated timing of consummation of the Transactions, future operations, future performance or results). These forward-looking statements involve risks and uncertainties. Actual events or results could differ materially from those discussed in the forward-looking statements as a result of various factors including, but not limited to: uncertainties as to the timing of the consummation of the Transactions; the risk that the Transactions may not be completed in a timely manner or at all; the possibility that any or all of the various conditions to the consummation of the Transactions may not be satisfied or waived; the occurrence of any event, change or other circumstance that could give rise to the termination of the transaction agreement; the effect of the announcement of the Transactions on ADES’ ability to hire key personnel, its ability to maintain relationships with customers, suppliers and others with whom it does business, or its results of operations and business generally; risks related to diverting management’s attention from ADES’ ongoing business operations; the ability to meet Nasdaq’s listing standards following the consummation of the Transactions; costs related to the proposed Transactions; opportunities for additional sales of our lignite activated carbon products and end-market diversification; ADES’ ability to meet customer supply requirements; the rate of coal-fired power generation in the United States; timing of new and pending regulations and any legal challenges to or extensions of compliance dates of them, the U.S. government’s failure to promulgate regulations that benefit our business; changes in laws and regulations; Internal Revenue Service interpretations or guidance, accounting rules, any pending court decisions, prices, economic conditions and market demand; impact of competition; availability, cost of and demand for alternative energy sources and other technologies; technical, start up and operational difficulties; competition within the industries in which ADES operates; loss of key personnel; ongoing effects of the COVID-19 pandemic and associated economic downturn on operations and prospects; as well as other factors relating to our business, as described in ADES’ filings with the SEC, with particular emphasis on the risk factor disclosures contained in those filings. You are cautioned not to place undue reliance on the forward-looking statements and to consult filings ADES and New ADES have made and will make with the SEC for additional discussion concerning risks and uncertainties that may apply to the business and the ownership of ADES and New ADES securities. The forward-looking statements speak only as to the date of this press release, and ADES does not undertake any obligation to update its forward-looking statements to reflect events or circumstances that may arise after the date of this press release.
This press release does not contain all the information that should be considered concerning the proposed transactions to be voted upon at the special meeting of shareholders and is not intended to provide the basis for any investment decision or any other decision in respect of the transaction. Shareholders are advised to read any proxy statement prepared in connection with the transaction.

Additional Information
This press release relates to a proposed business combination between ADES and Arq. In connection with the proposed Transactions, New ADES filed a Registration Statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus, that will be both the proxy statement to be distributed to ADES’ shareholders in connection with its solicitation of proxies for the vote by ADES’ shareholders with respect to the business combination and other matters as may be described in the Registration Statement, as well as the preliminary prospectus relating to the offer and sale of the securities by New ADES to be issued to the shareholders of ADES in the Transactions. After the Registration Statement is declared effective, ADES will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. This press release does not contain all the information that should be considered concerning the proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Transactions. ADES’ shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus and other documents that will be filed in connection with the proposed Transactions, as these materials contain and will contain important information about ADES, New ADES, Arq and the proposed Transactions.
When available, the definitive proxy statement/prospectus and other relevant materials for the proposed Transactions will be mailed to shareholders of ADES as of a record date to be established for voting on the proposed Transactions. The documents relating to the proposed Transactions (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge by contacting us at 8051 E Maplewood Ave, Ste 210, Greenwood Village, CO 80111, Attn: General Counsel.
No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder. ADES and its directors, executive officers, other members of management and employees may be deemed to be participants in the solicitation of proxies from ADES’ shareholders in connection with the proposed Transactions. Information regarding the names and interests in the proposed Transaction of ADES’ directors and officers is contained ADES’ and New ADES’ filings with the SEC. Additional information regarding the interests of potential participants in the solicitation process is included in the Registration Statement and other relevant documents when they are filed with the SEC. These documents can be obtained free of charge from the sources indicated above.